SECURITIES & EXCHANGE COMMISSION
                          Washington, D.C. 20549
                          ______________________

                              SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
      13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(b)

                              ESG RE LIMITED
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                G31215109
                              (CUSIP Number)

                             September 14, 1999
          (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G31215109              13G                   Page 2 of 8 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS HPB Associates, L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)  13-3002457

________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [x]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    912,500 shares
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    912,500 shares
________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    912,500
________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.6%
________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. G31215109               13G                  Page 3 of 8 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS  HPB Group, LLC
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)  13-3876706
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [x]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    912,500 shares
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    912,500 shares
________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    912,500 shares
________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.6%
________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. G31215109               13G                  Page 4 of 8 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS  Howard P. Berkowitz
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [x]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    912,500 shares
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    912,500 shares
________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    912,500 shares
________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.6%
________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G31215109               13G                  Page 5 of 8 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is ESG RE LIMITED (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices: 16 Church Street, Hamilton HM11, Bermuda

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) HPB Associates, L.P., a Delaware limited partnership ("HPBA"), with respect to the shares of Common Stock directly owned by HPBA;
         (ii) HPB Group, LLC, a Delaware limited liability company ("HPBG"), with respect to the shares of Common Stock directly owned by HPBA; and
        (iii) Howard P. Berkowitz ("Berkowitz"), with respect to the shares of Common Stock directly owned by HPBA.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

             HPBG is the General Partner of HPBA. Berkowitz is the Senior Managing Member of HPBG.

Item 2(b).     Address of Principal Business Office or, if None,
Residence:

     The address of the business office of each of HPB and HPBG, and the business address of Berkowitz, is 888 Seventh Avenue, New York, New York, 10106.

Item 2(c).     Citizenship:

       HPBA is a limited partnership organized under the laws of the State of Delaware. HPBG is a limited liability company organized under the laws of the State of Delaware. Berkowitz is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $1.00 per share (the "Common Stock").

CUSIP No. G31215109               13G                  Page 6 of 8 Pages

Item 2(e).  CUSIP Number:

     G31215109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the
                    Act,
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
                    the Act,
          (d) [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,
          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),
          (f) [ ]   Employee Benefit Plan or Endowment Fund in
                    accordance with 13d-1 (b)(1)(ii)(F),
          (g) [ ]   Parent Holding Company or control person in
accordance
                    with Rule 13d-1 (b)(1)(ii)(G),
          (h) [ ]   Savings Association as defined in Section 3(b) of
                    the Federal Deposit Insurance Act,
          (i) [ ]   Church Plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the
                    Investment Company Act of 1940,
          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this
box.                                                               \x\

Item 4.   Ownership.

A. HPB Associates, L.P.
              (a) Amount beneficially owned: 912,500 shares
              (b) Percent of class: 6.6%  The percentages used herein and in the rest of Item 4 are calculated based upon the 13,845,099 shares of Common Stock issued and outstanding, as reported in the Form 10-Q of the Company for the quarter ended June 30, 1999, as filed on August 13, 1999.
              (c)(i) Sole power to vote or direct the vote:  -0-
                (ii) Shared power to vote or direct the vote: 912,500
                     shares
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     912,500 shares

CUSIP No. G31215109                13G                 Page 7 of 8 Pages

B. HPB Group, LLC
              (a) Amount beneficially owned: 912,500 shares
              (b) Percent of class: 6.6%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 912,500
                     shares
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition:
                    912,500 shares

C. Howard P. Berkowitz
              (a) Amount beneficially owned: 912,500 shares
              (b) Percent of class: 6.6%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 912,500
                     shares
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition:
                    912,500 shares

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another
Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. G31215109               13G                  Page 8 of 8 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 24, 1999

                                    /s/ Howard P. Berkowitz
                                    Senior Managing Member of
                                    HPB Group, LLC, as General Partner
                                    of HPB Associates, L.P.;
                                    as Senior Managing Member
                                    of HPB Group, LLC; and
                                    individually





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